

Mail Stop 4546

October 18, 2016

<u>Via E-mail</u>
Timothy C. Scott
President
Provectus Biopharmaceuticals, Inc.
7327 Oak Ridge Hwy.
Knoxville, Tennessee 37931

> **Re: Provectus Biopharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 5, 2016**
> **File No. 001-36457**

Dear Mr. Scott:

We have limited our review to those issues we have addressed in our comments. Please respond to the comments within ten business days by amending your preliminary proxy statement as requested. If you do not believe our comments apply to your facts and circumstances, please tell us why in a written response.

After reviewing any response to the comments, we may have additional comments.

<u>Proposal 1</u>

1. We refer to your disclosures on pages 7 and 8 concerning the Rights Offering and the anti-dilution protections applicable to the Series B Convertible Preferred Stock. Please revise these paragraphs to provide the disclosures set forth in Item 11 to Schedule 14A for each of these two potential share issuances or explain to us whether shareholders will have a separate opportunity to vote on these transactions.

<u>Proposal 2</u>

2. We refer to your disclosure on page 9 concerning the reasons why you are seeking approval of Proposal 1. In this section of the proxy, your disclosure suggests that you could utilize the reverse split called for by Proposal 2 to effectuate the Rights Offering even if shareholders were to reject Proposal 1. Accordingly, please amend your disclosure concerning Proposal 2 to state affirmatively whether you have plans (contingent or otherwise) to use the reverse split to effectuate the Rights Offering. With reference to your disclosures on pages 8 and 9, please also provide similar disclosure

concerning potential issuances resulting from anti-dilution and price adjustment provisions for outstanding securities and concerning issuances to be made pursuant to the Cantor Agreement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scot Foley at (202) 551-3383 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Tonya Mitchem Grindon, Esq.
        Lori B. Metrock, Esq.
        Baker, Donelson, Bearman, Caldwell & Berkowitz, PC